UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010
Commission File Number 001-33983
Sims Metal Management Limited
(Translation of registrant’s name into English)
110 Fifth Avenue, Suite 700
New York, NY 10011
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note
          The sole purpose of this amendment is to correct certain typographical errors in Exhibits 99.1 and 99.2 to the Form 6-K which was submitted on July 2, 2010.
          This report contains the following:

Exhibit No.

99.1	Appendix 3B Amended – New issue announcement, application for quotation of additional securities and agreement dated July 1, 2010, as re-filed with the Australian Securities Exchange on July 20, 2010.
99.2	Appendix 3B Amended – New issue announcement, application for quotation of additional securities and agreement dated July 2, 2010, as re-filed with the Australian Securities Exchange on July 20, 2010.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 21, 2010	SIMS METAL MANAGEMENT LIMITED

/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel